May 8, 2014	News Release 14-10
SILVER STANDARD REPORTS FIRST QUARTER 2014 RESULTS
VANCOUVER, B.C. - Silver Standard Resources Inc. (NASDAQ: SSRI) (TSX: SSO) (“Silver Standard”) reports consolidated financial results for the first quarter ended March 31, 2014.

"The first quarter of 2014 was significant for our future as we initiated and have now completed the acquisition of the Marigold mine in Nevada," said John Smith, President and CEO. "At Pirquitas we maintained cost focus and at Marigold we are well through the integration process. Both mines are driving forward with their plans to improve margins, which will position us well for cash flow generation and further growth."
First Quarter 2014 Highlights:
(All figures are in U.S. dollars unless otherwise noted)

▪
Delivered consistent mine production and sales: Produced 1.9 million ounces of silver and 8.8 million pounds of zinc, on track to meet production guidance for the year. Sold 1.6 million ounces of silver and 10.2 million pounds of zinc.

▪	Maintained lower cost profile: Reported cash costs of $12.36 per payable ounce of silver sold, below 2014 guidance range.

▪	Focused on cost discipline: Continued to focus on our cost reduction strategy throughout the organization.

▪	Created value through our portfolio: Completed the sale of the Challacollo project in Chile for total consideration valued at $18.6 million, recording a gain of $7.5 million after tax.

▪	Upgraded portfolio and production profile: Subsequent to quarter end, completed the acquisition of the Marigold gold mine in Nevada, U.S. for $275 million in cash.

Pirquitas Mine, Argentina

Summary Mine Operating Statistics
		Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013
Total material mined	Kt	4,208	4,277	4,465	4,471	4,210
Ore milled	Kt	406	420	394	365	396
Silver mill feed grade	g/t	204	228	215	216	207
Zinc mill feed grade	%	2.02	2.12	1.91	1.53	0.92
Silver recovery	%	72.1	73.9	74.6	74.8	76.3
Zinc recovery (zinc con.)%		48.9	53.0	47.0	46.0	41.1
Silver produced	'000 oz	1,918	2,281	2,028	1,890	2,017
Zinc produced (zinc con.)	'000 lbs	8,844	10,307	7,818	5,589	3,323
Silver sold (1)	'000 oz	1,596	2,499	1,969	2,207	2,018
Zinc sold (zinc con.)	'000 lbs	10,227	14,208	4,952	2,217	2,147
Realized silver price	US$/oz	20.38	20.79	21.38	22.47	30.68
Cash costs (2)	US$/oz	12.36	11.75	13.32	13.03	13.58
Total costs (2)	US$/oz	17.42	17.75	21.24	20.05	20.06

(1)
Silver sold in first quarter of 2014 was previously reported in press release dated April 9, 2014 as 1.5 million silver ounces due to delayed receipt of documentation enabling us to verify the recognition of one shipment as a sale.

(2)
We report non-GAAP cost per payable ounce of silver sold to manage and evaluate operating performance at the Pirquitas mine. See "Cautionary Note Regarding Non-GAAP Measures". Information has been restated as discussed in section 12 of the Management's Discussion and Analysis of the Financial Position and Results of Operations for the year ended March 31, 2014 ("MD&A").

Mine production

The Pirquitas mine produced 1.9 million ounces of silver during the first quarter of 2014, which is a 15.9% quarter-on-quarter decrease and reflects lower average head grade and recovery as we had expected due to rainy season conditions. The lower mill throughput is in line with the life of mine plan and is expected to improve in the second half of 2014.

The Pirquitas mine produced 8.8 million pounds of zinc in zinc concentrate in the first quarter of 2014, a 14.2% quarter-on-quarter decrease reflecting a lower average head grade and recovery.

Approximately 406,000 tonnes of ore were milled during the first quarter of 2014, compared to 420,000 tonnes in the fourth quarter of 2013. Ore was milled at an average rate of 4,514 tonnes per day during the first quarter of 2014, 13% above the mill’s nominal design. This compares to an average milling rate of 4,567 tonnes per day in the fourth quarter of 2013. The lower total ore tonnes processed were a result of fewer operating days in the first quarter of 2014.

Ore milled during the first quarter of 2014 contained an average silver grade of 204 g/t, compared to 228 g/t reported in the fourth quarter of 2013. The average silver recovery rate of 72.1% was slightly lower than the fourth quarter recovery rate of 73.9% due to the use of low grade oxide stockpiles.

Mine operating costs

Cash costs per ounce and total cost per ounce are non-GAAP financial measures. See "Cautionary Note Regarding Non-GAAP Measures."

Early in 2013, we commenced a cost reduction initiative at the Pirquitas mine, which continued through the rest of the year and into 2014 as part of a continuous improvement process. The main focus has been on replacing third party contract services, reducing staffing and implementing operational controls at the plant and mine to drive efficiencies.

Cash costs, which include cost of inventory (excluding adjustments for write downs and one-off restructuring costs), treatment and refining costs, and by-product credits, were $12.36 per payable ounce of silver sold in the first quarter of 2014 compared to $11.75 per payable ounce of silver sold in the fourth quarter of 2013. Cash costs in the first quarter of 2014, even though slightly higher than in the previous quarter, continued to reflect our cost management focus and are marginally below our guidance for the current year.

Total costs, which add silver export duties, depreciation, depletion and amortization to cash costs, were $17.42 per payable ounce of silver sold in the first quarter of 2014 comparable with $17.75 per payable ounce of silver sold in the fourth quarter of 2013. Depletion, depreciation and amortization was slightly lower on a per unit sold basis in the first quarter of 2014 compared to the fourth quarter of 2013.

Mine sales

In the first quarter of 2014, we sold 1.6 million ounces of silver compared to 2.5 million ounces in the fourth quarter of 2013, and 10.2 million pounds of zinc in the first quarter of 2014, compared to 14.2 million pounds sold in the fourth quarter of 2013. The higher sales in the fourth quarter of 2013 resulted from a strategy to sell down finished goods inventory that had resulted from high production levels in the second half of 2013. In addition, scheduled deliveries of silver concentrate through the first quarter of 2014 were below production levels, however over the full year 2014 we expect silver sales to approximate silver production.

Exploration at Pirquitas

At Pirquitas we are directing work towards replacing mineral reserves, mineral resources and extending the mine life of the operation.  In support of these activities we continue mapping and sampling to develop targets for drilling.

Outlook

This section of the news release provides management's production and cost estimates. Major capital and exploration expenditures are also discussed. See "Cautionary Note Regarding Forward-Looking Statements."
We concluded the acquisition of the Marigold mine in Nevada, U.S. from subsidiaries of Goldcorp Inc. (“Goldcorp”) and Barrick Gold Corporation on April 4, 2014. Marigold has been in continuous operation since 1988. Ore is mined by conventional truck and shovel equipment and processed via a large run-of-mine heap leach operation averaging 40,000 tonnes per day. As disclosed by Goldcorp in its public disclosures, the mine produced 162,000 ounces of gold in 2013 and has consistently produced over 140,000 ounces of gold per year at gold recoveries in excess of 70%. Production at Marigold is subject to various net smelter returns ("NSR") royalties. In 2012 and 2013, significant investments were made to purchase new, larger mining equipment which is expected to improve the efficiency of future mining operations. The mine employs

360 people including contractors, who manage and maintain the mine and plant to world-class safety and environmental standards.
Nevada is among the world’s most favorable exploration and mining jurisdictions with a stable tax regime, robust legal framework, streamlined permitting process and access to qualified labor.
Based upon Marigold's mine plan developed prior to our acquisition, production and cost guidance for the Marigold mine from April 4, 2014, through December 31, 2014, is:

▪	Production and sales of between 105,000 and 115,000 ounces of gold.

▪
Cash costs per payable ounce of gold sold of between $1,000 and $1,100. Cash costs per payable ounce of gold sold exclude any non-cash adjustments to restate heap leach pad inventory to fair value as required under IFRS upon acquisition.

▪	Capital expenditures and mineral reserve replacement drilling of $20 million.

A number of activities have commenced at Marigold focused on improving margins including the development of a revised mine plan and focused mining efficiency projects to improve cost per tonne of material moved.

At Marigold, the second and third quarters of 2014 are expected to be low gold production quarters due to mining within low grade areas of the open pits with production during the second quarter forecast at approximately 20,000 ounces of gold. Cash costs per payable ounce of gold sold are expected to be consequently higher than average in the second quarter due to low grade ore stacked over the last six months and draw down of work-in-process inventory prior to the close of the acquisition. Gold production is forecast to improve as mining progresses into higher grade areas of the open pits with third quarter production expected to be higher than the second quarter and the fourth quarter forecast to be the highest production period in 2014.

Our annual guidance for Pirquitas, exploration and development activities remains unchanged from that provided in our fourth quarter 2013 MD&A Outlook.

Annual wage negotiations with unionized staff at Pirquitas commenced in late March. We had industrial action during the negotiating process resulting in approximately three days of lost production in April. To date negotiations have not concluded, but work at the mine currently continues safely under normal conditions. We continue to negotiate towards an agreement that is fair for the business and our employees.

During January 2014, the Argentine peso significantly devalued as the government reduced intervention and relaxed capital controls. Since the January devaluation the Argentine peso has been stable and, while government actions have been taken to curb inflation, recent estimates indicate it remains in the range of 2.5-3% per month. We continue to evaluate the impacts of exchange and inflation rates on our forecasts to our Pirquitas mine operations.

Financial Results

Mine Operations

▪
Revenues were $33.7 million in the first quarter of 2014, compared to $49.1 million in the quarter ended March 31, 2013. Cost of sales was $27.8 million, including $5.1 million non-cash depletion, depreciation and amortization, in the quarter ended March 31, 2014. This compares to cost of sales of $34.6 million and non-cash depletion, depreciation and amortization of $9.1 million in the quarter ended March 31, 2013.

▪	Mine operations at Pirquitas earned $5.9 million in the first quarter of 2014, compared to $14.4 million in the quarter ended March 31, 2013.

Net Income

▪	Net loss was $16.9 million, or $0.21 per share, in the first quarter of 2014, compared to net loss of $4.6 million or $0.06 per share in the quarter ended March 31, 2013.

Liquidity

▪
Cash and cash equivalents were $396.4 million at March 31, 2014, compared to $415.7 million as of December 31, 2013. Working capital was $587.0 million at March 31, 2014, compared to $584.1 million at December 31, 2013. On April 4, 2014, we completed the acquisition of the Marigold mine for cash consideration of $275 million and incurred associated costs which reduced our cash position.

Selected Financial Data
(US$000's, except per share amounts)

This summary of selected financial data should be read in conjunction with our MD&A, the unaudited condensed consolidated interim financial statements for the three months ended March 31, 2014 and March 31, 2013, and the audited consolidated financial statements for the year ended December 31, 2013.

	Three Months Ended March 31, 2014	Three Months Ended March 31, 2013
Revenue	33,736	49,062
Income from mine operations	5,924	14,438
Operating (loss) income	(3,676)	8,994
Net loss of the period	(16,858)	(4,559)
Basic loss per share	(0.21)	(0.06)
Cash generated by operating activities	1,171	8,947
Cash used by investing activities	(16,558)	(29,717)
Cash generated by financing activities	—	118,160

Financial Position	March 31, 2014	December 31, 2013
Cash and cash equivalents	396,413	415,657
Current assets – total	670,615	688,203
Current liabilities – total	83,636	104,124
Working capital	586,979	584,079
Total assets	1,170,768	1,191,241

Principal Projects

Pitarrilla, Mexico

Following the October 2013 enactment of significant changes to the Mexican mining tax and royalty regime and given the reduction in metal prices, in the fourth quarter of 2013 we deferred a construction decision for the open pit mine at Pitarrilla and have placed all project activities on hold. In addition, we have reduced our presence on site, while continuing to honour our commitments to local communities.

On February 14, 2014, we were advised that the Mexican Ministry of Environment and Natural Resources did not approve the environmental impact assessment (“EIA”) for the Pitarrilla open pit mine, primarily because sufficient water rights had not been secured.  Our ability to secure water rights is currently limited due to the temporary moratorium on subterranean water exploitation imposed in April 2013 in connection with uncontrolled and over exploited aquifers located throughout Mexico.

Capitalized expenditures at the Pitarrilla project during the first quarter of 2014 amounted to $1.2 million compared to $2.1 million in the same period of 2013.

The first quarter of 2014 work program was focused on surface rights acquisition, reviewing options for re-submission of the open pit EIA and progressing internal reviews of lower capital cost development options for the Pitarrilla project.

Negotiations with surface rights holders have progressed during the quarter. Surface land use agreements are now in place for all required land for the open pit development, with the exception of one parcel over which we are in active discussions with the title holders. We have been notified of an appeal against the 30-year temporary occupation order for a parcel of land located over the future open pit and this process continued through the quarter.

Pitarrilla is an important development asset in our portfolio with significant mineral resources and mineral reserves. However, with the recent acquisition of the Marigold mine, our resources need to be prioritized appropriately. Additionally, with extraneous factors such as the new Mexican mining tax and royalty regime, prevailing metal prices and the national moratorium on aquifer water drilling, we have decided to postpone major project activity on Pitarrilla at this time. We will consider advancing the project based upon priorities when conditions are more supportive.

San Luis, Peru

Capitalized expenditures at our wholly-owned San Luis project located in the Ancash Department, Peru, during the first quarter of 2014 amounted to $1.2 million compared to $1.4 million in the first quarter of 2013.

The San Luis project comprises a 35,000 hectare area which includes several vein systems across an area of land whose surface rights are held by two separate communities, Ecash and Cochabamba. A feasibility study was completed on the Ayelén vein and the EIA was approved in 2012. The execution of the project requires land access negotiations to be completed with both communities. To date we have reached an agreement with the Cochabamba community while we pursue an agreement with the Ecash community. We have also identified an additional potential high grade gold vein target, the Bonita Zone, which is located entirely within the area held by Cochabamba and have a 5,000 metre drill program planned and budgeted for 2014.

In 2013, we signed a five-year extension agreement with the community of Cochabamba granting us access rights to conduct exploration activities on the community lands that cover the southwestern sector of the San

Luis mineral property. This extension enables us to complete exploration work on the Bonita Zone. Exploration permits for the Bonita Zone target have been received and, once a water permit is received, we will commence exploration drilling in the second quarter of 2014, upon the conclusion of the Peruvian rainy season.

We continue to pursue an agreement with the Ecash community in order to reach alignment on a benefits and surface use agreement over the remaining surface rights required for the Ayelén vein project. If we are able to conclude a land access agreement, we will then be able to submit permit applications and make a development decision.

Other Exploration Projects

Parral, Mexico

We hold four mineral properties in the mining district of Parral in the southern Chihuahua State, Mexico and are evaluating such properties for their potential to yield economic silver deposits. Our ongoing exploration of these properties has involved detailed geological mapping and sampling of outcroppings that host silver-bearing quartz veins and veinlets.

San Luis del Cordero, Mexico

During the first quarter of 2014, we completed a 15-hole, 5,500 metre diamond drill program under an option agreement entered into in 2013 in respect to the San Luis del Cordero property in Durango, Mexico. Although mineralization was encountered, it was insufficient to justify making the next option payment. We therefore terminated our option agreement in March 2014.

Qualified Person
The scientific and technical data contained in this news release has been reviewed and approved by Andrew W. Sharp, B.Eng., FAusIMM, a Qualified Person under National Instrument 43-101-Standards of Disclosure for Mineral Projects and our Vice President, Technical Services.

Risks and Uncertainties

For information regarding the risks and uncertainties affecting our business, please refer to the section entitled “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the SEC and Canadian securities regulatory authorities, which is available at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov, and on our website at www.silverstandard.com.

Management Discussion & Analysis and Conference Call

This news release should be read in conjunction with our unaudited condensed consolidated interim financial statements and the MD&A as filed with the Canadian Securities Administrators and available at www.sedar.com or our website at www.silverstandard.com.

▪	Conference call and webcast: Friday, May 9, 2014, at 11:00 a.m. EDT.

Toll-free in North America:	+1 (888) 429-4600
All other callers:	+1 (970) 315-0481
Webcast:	http://ir.silverstandard.com/events.cfm

▪	The conference call will be archived and available at www.silverstandard.com.
Audio replay will be available for one week by calling:

Toll-free in North America:	+1 (855) 859-2056, replay conference ID 15899603
All other callers:	+1 (404) 537-3406, replay conference ID 15899603

SOURCE: Silver Standard Resources Inc.
For further information contact:
W. John DeCooman, Jr.
Vice President, Business Development and Strategy
Silver Standard Resources Inc.
Vancouver, B.C.
N.A. toll-free: +1 (888) 338-0046
All others: +1 (604) 689-3846
E-Mail: invest@silverstandard.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: our ability to successfully integrate the Marigold mine acquisition; future production of silver, gold and other metals; future costs of inventory and cash costs per payable ounce of silver and gold; the prices of silver, gold and other metals; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for silver, gold and other payable metal produced by us; timing of production and the cash and total costs of production at the Pirquitas mine and the Marigold mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects including future sales of metals, concentrates or other products produced by us; and our plans and expectations for our properties and operations.

These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Pirquitas mine, the Marigold mine, the Pitarrilla project and the San Luis project; future development risks, including start-up delays and operational issues; our ability to replace Mineral Reserves; our ability to complete and successfully integrate an announced acquisition, including the Marigold mine acquisition; our ability to obtain adequate financing for further exploration and development programs; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency fluctuations, particularly the value of the Argentine peso against the U.S. dollar; the possibility of future losses; general economic conditions; the recoverability of our interest in Pretium Resources Inc. (“Pretium”) and our other marketable securities, including the price of and market for Pretium’s common shares and such other marketable securities; potential export duty on current and past production of silver concentrate from the Pirquitas mine; recoverability and tightened controls over the VAT collection process in Argentina; counterparty and market risks related to the sale of our concentrates and metals; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; uncertainty in acquiring additional commercially mineable mineral rights; lack of suitable infrastructure or damage to existing infrastructure; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits we have obtained; governmental regulations, including health, safety and environmental regulations, increased costs and restrictions on operations due to compliance with such regulations; reclamation requirements for our exploration properties; unpredictable risks and hazards related to the development and operation of a mine or mine property that are beyond our control; compliance with anti-corruption laws and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change; uncertainties related to title to our mineral properties and the ability to obtain surface rights; recoverability of deferred consideration to be received in connection with recent divestitures; our insurance coverage; civil disobedience in the countries where our properties are located; operational safety and security risks; actions required to be taken by us under human rights law; our ability to access, when required, mining equipment and services; competition in the mining industry for properties; our ability to attract and retain qualified personnel and management and potential labour unrest, including labour actions by our unionized employees at the Pirquitas mine; shortage or poor quality of equipment or supplies; conflicts of interest that could arise from some of our directors' and officers' involvement with other natural resource companies; claims and legal proceedings, including adverse rulings in current or future litigation against us and/or our directors or officers, and assessments; potential difficulty in enforcing judgments or bringing actions against us or our directors or officers outside Canada and the United States; certain terms of our convertible notes; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Form 40-F and Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits including obtaining the necessary surface rights for the lands required for successful project permitting, construction and operation of the Pitarrilla project, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms and our ability to continue operating the Pirquitas mine and the Marigold mine. You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management's beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.

Cautionary Note Regarding Non-GAAP Measures

This news release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cost of inventory, cash costs and total costs per payable ounce of silver sold and adjusted net income (loss) and adjusted basic earnings (loss) per share. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.